UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2023

Commission File Number: 001-38631

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

22F, Block B, Xinhua Technology Building,

No. 8 Tuofangying South Road,

Jiuxianqiao, Chaoyang District, Beijing, China 100016

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Share Subscription Agreement

On August 16, 2023, Glory Star New Media Group Holdings Limited (the “Company”) entered into a Share Subscription Agreement (the “Subscription Agreement”) with two (2) accredited investors (the “Investors”), each of whom represented that it was a “non-U.S. Persons” as defined in Regulation S of the Securities Act of 1933, as amended (the “Securities Act”).

Pursuant to the Subscription Agreement, the Company agreed to issue and sell to the Investors an aggregate of 8,064,516 ordinary shares of the Company, par value $0.0001 (the “Shares”), at a price per share of $2.48 (the “Private Placement”). The gross proceeds from the Private Placement will be $20,000,000. The closing of the Private Placement is anticipated to occur on or about September 5, 2023.

The Company intends to use the net proceeds from the private placement for general corporate purposes.

The Shares have not been registered under the Securities Act, and may not be offered or sold in the United States absent a registration statement or exemption from registration. The Shares to be issued in the Private Placement are exempt from the registration requirements of the Securities Act of 1933, as amended, pursuant to Section 4(a)(2) of the Securities Act and Regulation S.

The foregoing descriptions of the material terms of the Subscription Agreement is qualified in its entirety by reference to the full text of the form of Subscription Agreement which is filed as Exhibit 4.1 to this Form 6-K and incorporated herein by reference.

This report and Exhibit 4.1 to this Form 6-K shall be deemed to be incorporated by reference in the registration statements of on Form S-8 (File No. 333-237788) and on Form F-3 (File No. 333-248554), each as filed with the Securities and Exchange Commission, to the extent not superseded by documents or reports subsequently filed.

Exhibit	Exhibit Description

4.1	Form of Share Subscription Agreement dated August 16, 2023
99.1	Press Release dated August 16, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Glory Star New Media Group Holdings Limited

	By:	/s/ Bing Zhang
	Name: Title:	Bing Zhang Chief Executive Officer

Dated: August 16, 2023

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